                                                         SEC FILE NUMBER 1-15178

                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2002

                            FLETCHER BUILDING LIMITED
--------------------------------------------------------------------------------
                 (Translation of Registrant's Name Into English)

            810 GREAT SOUTH ROAD, PENROSE, AUCKLAND, NEW ZEALAND 1020
--------------------------------------------------------------------------------
                    (Address of Principal Executive Offices)

      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

      Form 20-F   X     Form 40-F

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes          No   X

      (If "Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              FLETCHER BUILDING LIMITED

Date: 31 October 2002


                                              M C FARRELL
                                              COMPANY SECRETARY

Attachments:

Press release - New Equity Capital Management Initiative
Notice of 2002 Annual Meeting of Shareholders
Annual Meeting of Shareholders Voting Form
Acquisition of Laminex Group Limited - Explanatory Memorandum

                    NEW EQUITY CAPITAL MANAGEMENT INITIATIVE
                      LINKED TO DIVIDEND REINVESTMENT PLAN

Auckland, 25 October 2002 - Fletcher Building has today announced a new equity capital management initiative - an arrangement pursuant to the Company's Dividend Reinvestment Plan (DRP) where unissued shares arising from the forthcoming dividend have been underwritten by a leading investment bank.

The Chief Executive, Mr Ralph Waters, said "the underwriting arrangement will apply for the next dividend payment, being the final dividend for the year to 30 June 2002, payable on 14 November 2002", if the forthcoming annual shareholders meeting ratifies the placement made by the Company on 18 September 2002.

"Underwriting shares that could have been issued under the DRP but have not been taken up by shareholders is an established equity capital management practice utilised by some Australian companies," Mr Waters said. "While the Company does not need to issue further equity, we have taken up an attractive opportunity to issue some further shares, on essentially the same terms as those to be issued under the DRP," he said.

Contact:

Bill Roest
Chief Financial Officer
Phone:   +64 9 525 9165
Fax:     +64 9 525 9032

End

NOTICE OF 2002 ANNUAL MEETING OF SHAREHOLDERS

12 November 2002 at 2.00pm

Please find enclosed the notice of the 2002 annual meeting of Fletcher Building shareholders, to be held on Tuesday, 12 November 2002, and an explanatory memorandum relating to the proposed acquisition of Laminex Group Limited. The company encourages you to read this notice and the accompanying explanatory memorandum carefully.

Instructions on how to get to the annual meeting venue and car parking are on the back cover.

NOTICE OF 2002 ANNUAL MEETING OF SHAREHOLDERS

Notice is hereby given that the annual meeting of shareholders of Fletcher Building Limited will be held at the Sheraton Auckland Hotel & Towers, 38 Symonds Street, Auckland, New Zealand, on Tuesday, 12 November 2002 commencing at 2.00 pm.

BUSINESS

1. Election of Directors

In accordance with the company(1)s constitution, Sir Dryden Spring and Kerrin Margaret Vautier retire by rotation. Sir Dryden and Mrs Vautier are eligible and offer themselves for re-election.

See Explanatory Note 1

2. Auditor's Remuneration

To authorise the directors to fix the fees and expenses of KPMG as the Company's auditor.

3. Amendment of Constitution

To consider and, if thought fit, to pass the following special resolution:

"That the constitution of the company be altered with effect from, but excluding, the date of this meeting by:

(a) adding the following new definitions to clause 1.1:

"ASX means Australian Stock Exchange Limited;

ASX Listing Rules means the listing rules of ASX and any other rules of ASX which are applicable while the Company is admitted to the Official List of ASX, each as amended or replaced from time to time, except to the extent of any express written waiver by ASX;" and

(b) inserting a new clause 2.6 as follows:

"  2.6 Compliance with ASX Listing Rules

(a) Notwithstanding anything contained in this Constitution, if the ASX Listing Rules prohibit an act being done, the act shall not be done.

(b) Nothing contained in this Constitution prevents an act being done that the ASX Listing Rules require to be done.

(c) If the ASX Listing Rules require an act to be done or not to be done, authority is given for that act to be done or not to be done (as the case may be).

(d) If the ASX Listing Rules require this Constitution to contain a provision and it does not contain such a provision, this Constitution is deemed to contain that provision.

(e) If the ASX Listing Rules require this Constitution not to contain a provision and it contains such a provision, this Constitution is deemed not to contain that provision.

(f) If any provision of this Constitution is or becomes inconsistent with the ASX Listing Rules, this Constitution is deemed not to contain that provision to the extent of the inconsistency."

See Explanatory Note 2

4. Placement of Fletcher Building Limited Shares

To consider and, if thought fit, to pass the following ordinary resolution:

"That the actions of the directors in connection with the issue on 26 September 2002 of 43,684,000 Fletcher Building Limited ordinary shares by way of private placement for total consideration of NZ$128.9 million be approved and ratified in accordance with the listing rules of the New Zealand Stock Exchange and the Australian Stock Exchange."

See Explanatory Note 3

5 Laminex Group Limited Acquisition

To consider and, if thought fit, to pass the following ordinary resolution:

"That the acquisition of Laminex Group Limited by Fletcher Building (Australia) Pty. Limited, or any other wholly owned subsidiary of Fletcher Building Limited, for a maximum purchase price of A$665 million (subject to adjustment, if necessary, for any movement in Laminex's working capital position at settlement) on the terms set out in the Share Sale Agreement dated 18 September 2002, and as described in the explanatory memorandum accompanying and forming part of the notice of annual meeting, be and is hereby approved."

The explanatory memorandum accompanying and forming part of this notice of annual meeting contains further detail in relation to the acquisition of Laminex Group Limited (Laminex).

6. Reissue and New Issue of Capital Notes

To consider and, if thought fit, to pass the following ordinary resolution:

"That the company be and is hereby authorised to:

(a) reissue up to an aggregate principal amount of NZ$20,194,000 of the existing capital notes currently held by the company as treasury stock;

(b) reissue any December 2002 capital notes which are repurchased and held by the company as treasury stock; and

(c) issue up to an aggregate principal amount of NZ$150 million new capital notes at such interest rates and with such election dates as may be determined by the company's board of directors, any such reissue or new issue to be at the election of, and otherwise on terms to be determined by, the company's board of directors."

See Explanatory Note 4

7. Other Business

To consider any other matter that may properly be brought before the meeting.

EXPLANATORY NOTES

EXPLANATORY NOTE 1 - ELECTION OF DIRECTORS

Pursuant to clause 28.5 of the constitution of the company, one-third of the directors, or if their number is not a multiple of three, then the number nearest to one-third, must retire from office at the annual meeting of the company each year. Accordingly, Sir Dryden Spring and Kerrin Margaret Vautier, being among those who have been longest in office since they were last elected or deemed elected, retire by rotation. Each of them is eligible and offers themselves for re-election.

Set out below is a biographical background of each of Sir Dryden Spring and Kerrin Margaret Vautier.

Sir Dryden Spring

DSc (Hon)

Non-Executive Director

Chairman of the Remuneration Committee

Sir Dryden, 62, has had a career in management and directorship, with involvement in a range of industries. He has also been heavily involved in New Zealand and international forums relating to agriculture and trade policy issues.

Sir Dryden is Chairman of WEL Energy Group, Fletcher Challenge Forests, the New Zealand APEC Business Advisory Council, the Asia 2000 Foundation of New Zealand and Ericsson Communications. He is Deputy Chairman of Goodman Fielder, and a Director of Nufarm, The National Bank of New Zealand, Ericsson Synergy and Maersk New Zealand. He was previously a director of Fletcher Challenge.

He is a member of the New Zealand Business and Parliament Trust, a Distinguished Fellow of the Institute of Directors and a member of the Washington DC based International Policy Council on Agriculture, Food and Trade.

Kerrin Margaret Vautier

CMG, BA

Non-Executive Director

Member of the Audit Committee

Mrs Vautier, 57, is a research economist specialising in competition law and economics, and has an academic and business background with long-standing experience in directorship. She is Chair of the Advisory Board of the New Zealand Asia Institute, and a director of Deloitte Touche Tohmatsu (NZ) and News & Media (NZ).

Mrs Vautier is a lay member of the High Court under the Commerce Act, an External Monetary Policy Advisor to the Reserve Bank of New Zealand, a senior part-time lecturer in the Department of Commercial Law at the University of Auckland, and a member of the International Advisory Group of PECC's Trade Forum. She was previously a director of Fletcher Challenge, and Norwich Union Holdings (NZ) and its subsidiary State Insurance. She is a former member of the New Zealand Commerce Commission and the Board of Trustees of the Asia 2000 Foundation, and previously held the Chair of NZPECC and the New Zealand Institute of Economic Research.

EXPLANATORY NOTE 2 - AMENDMENT OF CONSTITUTION

With effect from 1 July 2002, the company changed from a foreign exempt status listing to a full listing on the Official List of the Australian Stock Exchange Limited (the ASX). As a condition of the full listing, the company is required to amend its constitution as set out in this notice of annual meeting in order to maintain consistency with the listing rules of the ASX (the ASX listing rules).

Currently, the constitution of the company is a New Zealand Stock Exchange
(NZSE) listed company constitution and does not contain any provision requiring the company to comply with the ASX listing rules. The ASX has allowed the company until this meeting to make the necessary amendments. If the company does not amend its constitution as required, it will be removed from the Official List of the ASX.

The board is of the view that it is important for the company to continue its full listing on the Official List of the ASX. The proposed amendments to the constitution, which incorporate, by general reference, prohibitions and requirements of the ASX listing rules to the extent they are not already incorporated, will satisfy the ASX condition and allow the company to continue with its full listing on the ASX. The board therefore recommends the proposed amendments to the constitution be made.

To amend the constitution a special resolution of shareholders is required under the Companies Act 1993. A special resolution is a resolution approved by 75 percent or more of the eligible votes cast on the resolution.

The Market Surveillance Panel of the NZSE has granted a waiver from NZSE listing rule 6.1.3, which requires an independent solicitor to review amendments to the company's constitution. The Market Surveillance Panel granted the waiver on the basis that the only amendments to the constitution relate to compliance with the ASX listing rules.

The constitution, as amended, has been approved by the NZSE and the ASX.

A copy of the amended constitution is available on request to the company at:

The Company Secretary

Fletcher Building Limited

Private Bag 92114

Auckland, New Zealand

You may also inspect a copy of the amended constitution at the office of the company, 810 Great South Road, Penrose, Auckland.

EXPLANATORY NOTE 3  PLACEMENT OF FLETCHER BUILDING SHARES

On 26 September 2002 the board issued, by way of private placement, a further 43,684,000 Fletcher Building ordinary shares (the Placement Shares) at an issue price of $2.95 per share. The Placement shares rank equally in all respects with the company(1)s existing ordinary shares. The placement was undertaken to provide partial funding for, but was not conditional upon, the acquisition of Laminex. The allottees were local and off-shore institutional and habitual investors determined following a global bookbuild which was led by JBWere (NZ) Limited and UBS Warburg New Zealand Equities Limited.

Because the number of shares placed was less than 10 percent of the total number of equity securities on issue (as determined under the NZSE listing rules) and was less than 15 percent of the total number of ordinary Shares on issue, the placement did not require prior shareholder approval under the NZSE or ASX listing rules. However, as is common practice for listed companies, shareholder ratification of the placement is being sought so that the board retains the flexibility to issue further equity securities, such as shares or capital notes, without the expense of calling another meeting of shareholders. The effect of the ratification of the placement by shareholders is that the Placement Shares will not be included for the purpose of calculating how many shares may be issued under the 10 percent rule under listing rule 7.3.5 in the future.

Voting restrictions

Pursuant to the requirements of the NZSE and ASX, any person who participated in the issue of the Placement Shares, and any person associated with any such person, is not entitled to vote on this resolution. Accordingly, in compliance with the listing rules of the NZSE and ASX, Fletcher Building will disregard any vote cast on the resolution by:

      -     a person who participated in the placement; and

      -     any associated persons of such participant.

However, Fletcher Building will not disregard a vote if:

      - it is cast by a person as proxy for a person entitled to vote, in accordance with the directions on the proxy form; or

      - it is cast by the person chairing the meeting as a proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

EXPLANATORY NOTE 4 - REISSUE AND NEW ISSUE OF CAPITAL NOTES

General

Initially, the company will fund the acquisition of Laminex through a combination of bank debt and the proceeds of the recent share placement, as referred to above in Explanatory Note 3. However, the company is currently considering its longer term funding options, including possible reissues of capital notes held by Fletcher Building as treasury stock and the issue of up to an aggregate principal amount of NZ$150 million new capital notes. Although details of the public offer are yet to be determined, it is intended that a pool of new capital notes will be set aside for subscription by existing shareholders and capital noteholders resident in New Zealand.

Reissue of existing October 2006 capital notes

Fletcher Building currently holds 20,194,000 October 2006 capital notes as treasury stock, having acquired them from noteholders in October 2001. Each capital note has a face value of $1.00. These capital notes carry a coupon of
7.9 percent per annum and have an election date of 31 October 2006. The company may reissue these capital notes to one or more third parties in order to provide funding for the purchase of Laminex.

Under the NZSE listing rules a reissue of capital notes that are held as treasury stock is treated as an issue of new equity. Accordingly, shareholder approval of the reissue of these capital notes is being sought under NZSE listing rule 7.3.1(a).

Reissue of December 2002 capital notes

In addition, a tranche of existing capital notes is due to have its interest rate and election date reset at 15 December 2002. These capital notes are referred to as the "December 2002 capital notes". If a noteholder elects to have his or her capital notes converted to ordinary shares, the company may elect to repurchase all or some of these capital notes and hold them as treasury stock. The number available for repurchase will depend upon how many noteholders decide to convert some or all of their capital notes into ordinary shares.

It is possible, but unlikely, that all 27,675,500 of the December 2002 capital notes could be acquired and held by the company as treasury stock. Therefore authorisation is being sought for the reissue of all 27,675,500 of the December 2002 capital notes. However, it is unlikely that more than half of that number would ultimately be acquired and therefore available for reissue.

Issue of new capital notes

The resolution also seeks approval in terms of NZSE listing rule 7.3.1(a) to issue up to an aggregate principal amount of a further $150 million new capital notes, each of which will have a face value of $1.00. The funds raised from the issue will be used to repay bank debt which was incurred initially to fund the purchase of Laminex.

Any such new notes would be issued on the same terms and conditions as the existing capital notes, except that their interest rate, interest dates and election date will differ, as these need to be determined by the board at the time of issue depending upon market conditions prevailing at the time.

The capital notes will be issued to those persons who subscribe under a public offer made by way of an investment statement and registered prospectus. As mentioned above, it is intended that a pool of these new capital notes will be set aside for subscription by existing shareholders and capital noteholders resident in New Zealand.

The capital notes may be issued by Fletcher Building itself or a wholly-owned subsidiary.

Terms of the capital notes

The capital notes are long-term, fixed rate, unsecured, subordinated notes. Each series of capital notes has a specified fixed interest rate and a specified "election date". The capital notes do not confer on the holder any right to vote at shareholder meetings. Perpetual Trust Limited acts as the noteholders' trustee.

Prior to an election date for the capital notes, notice must be given to the relevant holders specifying a new election date, a new interest rate which will apply during the period to the new election date and any other new terms which will apply to the capital notes from that election date.

On the election date, a noteholder has the right to elect to either:

      -     retain some or all of their capital notes on the new terms; or

      - convert some or all of their capital notes into Fletcher Building ordinary shares at 98 percent of the then current market value of those shares.

If a noteholder does not exercise the election, the noteholder will continue to hold the relevant capital notes on the new terms. If a noteholder elects to convert some or all of their capital notes into Fletcher Building ordinary shares, the issuer has the option to either:

      - convert those capital notes into Fletcher Building ordinary shares at 98 percent of the then current market value of those shares; or

      - redeem or purchase those capital notes for cash at their principal amount plus any accrued but unpaid interest.

The capital notes will remain in existence unless or until they are converted into Fletcher Building ordinary shares or purchased and cancelled.

Timing of issue and reissue of the capital notes

Any reissue or further issue of capital notes pursuant to the resolution must be made within six months after the date of this meeting, being 12 May 2003.

Voting restrictions

Pursuant to the requirements of the NZSE, directors of the company and their associated persons are not permitted to vote on this resolution, other than as a proxy and in accordance with the express instructions of a person who is permitted to vote.

PROCEDURAL NOTES

1. Subject to the voting restrictions discussed in Explanatory Notes 3 and 4 above, the persons who will be entitled to vote on the resolutions at this annual shareholders' meeting are those persons who will be the shareholders of the company at 2.00pm on Sunday, 10 November 2002.

2. You can participate by casting your vote in person or by proxy at the annual shareholders' meeting. Alternatively, you may exercise your right to vote by casting a postal vote.

3. To assist shareholders wishing to exercise their voting rights at this annual shareholders' meeting, whether in person, by proxy or by post, the voting form and shareholder attendance card accompanying this notice of annual meeting have been personalised with individual shareholder details.

The voting form shows your shareholding. If, at 2.00pm on Sunday, 10 November 2002, your shareholding is different from that shown on the voting form, you can update the entitlement.

4. All shareholders entitled to attend and vote at this annual shareholders' meeting are entitled to appoint a proxy to attend and vote for them in their place. The proxy need not be a shareholder of the company. A proxy form is enclosed and, if used, must be lodged at the office of the Share Registry, Computershare

Investor Services Limited, either at Private Bag 92119, Auckland 1020 or at Level 2, 159 Hurstmere Road, Takapuna, North Shore City, Auckland, New Zealand before 2.00pm, 10 November 2002.

By Order of the Board

Auckland, New Zealand

Martin Farrell

Company Secretary

VENUE DIRECTIONS AND CAR PARKING

For shareholders and guests who are attending the Shareholder Meeting, we would like to draw your attention to the car parking facilities. There will be a limited number of car parks available at the Sheraton Auckland Hotel & Towers on a first come, first served basis.

Should parking not be available at the Sheraton there are local car parks close by, see map below.

Alternatively, there is the Link bus which operates every 10 minutes around Auckland city, including pick up and drop-off at the Sheraton.

ANNUAL MEETING OF SHAREHOLDERS VOTING FORM

VOTING AT THE MEETING OR BY POST

You must mark the boxes if you are voting by post or if you wish to instruct your proxy how to vote, by either ticking the appropriate box if you are voting all your shares, or by entering the applicable number of shares in the boxes.

Business                                                        For     Against

1. Election of directors

To re-elect Sir Dryden Spring as a director.

To re-elect Kerrin M Vautier as a director.

2. Auditor(1)s remuneration

To authorise the directors to fix the fees and expenses of KPMG as the Company's auditor.

3. Amendment to constitution

To approve the alteration to the constitution of the Company.

4. Placement of Fletcher Building shares

To approve and ratify the issue of 43,684,000 ordinary shares of the Company.

5. Laminex acquisition

To approve the acquisition of Laminex Group Limited.

6. Reissue and new issue of capital notes

To approve the reissue and a further issue of capital notes by the Company.

APPOINTMENT OF PROXY

I/We

of the above address and being a shareholder of Fletcher Building Limited hereby appoint:

Name of Proxy:                                          of

or failing him/her:                                     of

as my/our proxy to vote for me/us on my/our behalf on the resolutions set out in the Notice of 2002 Annual Meeting and any other matters put to the Annual Meeting of Shareholders to be held at the Sheraton Auckland Hotel & Towers in Auckland on Tuesday, 12 November 2002, and at any adjournment or postponement of that meeting. Unless otherwise instructed, my/our proxy will vote as he/she sees fit.

SIGNING REQUIREMENT

You must sign below in order to confirm your postal vote or to validate the appointment of your proxy. Joint holders should all sign.

Signed:                                                       Date:

Signed:                                                       Date:

Please see overleaf for notes on completing this form.

NOTES ON COMPLETING THIS FORM

IMPORTANT: YOU MAY CAST YOUR VOTE IN ONE OF THREE WAYS:

         -        by making a postal vote; or

         -        by appointing a proxy to attend the Annual Meeting: or

         -        by personally attending the Annual Meeting.

If you wish to cast a postal vote, please complete the Voting section over and post or fax this form to the appropriate share registry address. Note, it is not necessary to also appoint a proxy.

If you wish to appoint a proxy, please complete the Appointment of Proxy section overleaf and post or fax this form to the appropriate share registry address. If you wish to instruct your proxy how to vote (and do not wish to cast a postal vote), also complete the Voting section. Appointing a proxy will allow them to vote on your behalf on any new matters raised at the Meeting.

IF YOU PLAN TO ATTEND THE ANNUAL MEETING PLEASE BRING THIS VOTING FORM WITH YOU.

IF YOU DO NOT WISH TO ATTEND THE ANNUAL MEETING OF SHAREHOLDERS

1. You may lodge a postal vote by indicating your vote preferences in the boxes provided and signing and returning this form. It is not necessary to nominate a proxy.

2. You may appoint the chairman of the meeting or any other person as your proxy by completing the "Appointment of Proxy" section of this form. You may also direct your proxy as to how to vote on the resolutions by also indicating your voting preferences in the boxes provided in the Voting section of this form. It is not necessary to provide such direction. However, if you appoint a director as your proxy, he or she is precluded from voting as your proxy on Resolution 6 unless you provide such express direction.

3. This form must be signed by the shareholder or his/her attorney duly authorised in writing or, if the shareholder is a corporation, by an officer or attorney duly authorised. Joint holders must all sign this form.

4. This form and the power of attorney or other authority, if any, under which it is signed, or a copy of that power of attorney, must be deposited at the registered office of the Company, the office of the share registry or the office of the branch registry no later than 2.00pm on Sunday, 10 November 2002 (New Zealand time), which is not less than 2 days before the time appointed for the Annual Meeting. The documentation may also be faxed to (+64 9) 488 8787 (New Zealand), or (+61 2) 8234 5050 (Australia).

5. If the address to which this form was mailed was incorrect, or if your address has changed, please advise the appropriate share registry.

IF YOU DO WISH TO ATTEND THE ANNUAL MEETING OF SHAREHOLDERS

1. Bring this Voting/Proxy Form and the Shareholder Attendance Card with you to the Annual Meeting.

2. Hand the Shareholder Attendance Card to the Company's share registrar at the entrance to the Annual Meeting venue.

3. Take this Voting/Proxy Form with you into the Annual Meeting. You will need to record your votes on the form and hand it in when requested.

IMPORTANT INSTRUCTIONS

1. To assist shareholders wishing to exercise their voting rights at the Annual Meeting, whether by post, proxy or in person, the Voting/Proxy Form and Shareholder Attendance Card have been personalised with individual shareholder details.

2. The Voting/Proxy Form shows your shareholding. If your shareholding at the time of the Annual Meeting is different from that shown on the Voting/Proxy Form, you can update your shareholding on arrival at the meeting to the applicable at 2.00pm 10 November, 2002 (NZ time). This procedure applies not only to voting by proxy, but also to voting in person on a poll at the meeting. You may also update your postal vote using this procedure. Otherwise the Company will update your postal vote in accordance with any such change in your shareholding.

SHARE REGISTRIES

In New Zealand

Computershare Investor Services Limited

Private Bag 92 119, Auckland

(Level 2, 159 Hurstmere Road Takapuna, North Shore City)

New Zealand

Fax (+64 9) 488 8787

In Australia

Computershare Investor Services Pty Limited

GPO Box 7045, Sydney

NSW 1115

(Level 3, 60 Carrington Street Sydney, NSW 2000) Australia

Fax (+61 2) 8234 5050

Shareholder Attendance Card

Annual Meeting of Shareholders

Tuesday, 12 November 2002

INTRODUCTION

LAMINEX ACQUISITION

On 18 September 2002 Fletcher Building Limited announced its agreement to purchase Laminex Group Limited(Laminex) from Amatek Investments Limited for A$645 million (NZ$750 million*), with an additional amountof up to A$20 million (NZ$23 million*) also being payable, depending on the performance of Laminex for thefinancial year ending 30 June 2003. Further details are set out on page 5.

PURPOSE OF THIS EXPLANATORY MEMORANDUM

The acquisition of Laminex is conditional on Fletcher Building shareholder approval and the consent of the Australian Foreign Investment Review Board. This explanatory memorandum accompanies and forms part of the Notice of Annual Meeting at which the Laminex Acquisition will be put to shareholders for approval in accordance with Fletcher Building's constitution and NZSE listing rule 9.1.1(b). It provides shareholders with information on the acquisition, the Laminex business and the industry in which Laminex operates, to enable them to appraise the implications of the proposal for Fletcher Building.

DIRECTORS' RECOMMENDATION
The directors of Fletcher Building consider the acquisition of Laminex is in the best interests of all shareholdersand unanimously recommend that shareholders vote in favour of the resolution approving the Laminex Acquisition.

IMPORTANT DATES

2:00 PM 10 November 2002        Record data for voting entitlements for the Annual Meeting
2:00 PM 10 November 2002        Latest time for receipt of postal votes and proxies
2:00 PM 10 November 2002        Annual Meeting of shareholders
13 November 2002                Indicative settlement date for the Laminex Acquisition

All times and dates are given in New Zealand time unless otherwise specified

* Based on an exchange rate of NZ$1.00 to A$0.86.

** Assumes that shareholder approval and FIRB consent are obtained before 13 November 2002.

CONTENTS

Chairman's letter

Your questions answered - overview of the Laminex Acquisition

The Laminex business

Industry overview

What the acquisition means for Fletcher Building

Condensed unaudited pro forma financial statements

Independent Accountant's Report - PricewaterhouseCoopers

Glossary

(Terms defined in this explanatory memorandum have the meaning given to them in the Glossary on page 32 of this explanatory memorandum)

CHAIRMAN'S LETTER

Acquisition of Laminex Group Limited

Dear Shareholder

As you will be aware, Fletcher Building Limited has announced a major step forward in accordance with its growth strategy - the conclusion of an agreement to purchase Laminex Group Limited. This transaction has the unanimous support of your board of directors.

The purchase of Laminex requires the approval of shareholders, which will be sought at the annual meeting of the company on 12 November 2002. This explanatory memorandum has been prepared to enable you to give full and informed consideration to the proposal. I encourage you to read it and to cast your vote at the annual meeting.

Laminex is Australia's leading manufacturer and marketer of decorative laminates and decorated woodpanels. It has strong market positions across its product range and throughout Australia, export markets in Asia and a manufacturing and marketing position in New Zealand. In recent years it has performed strongly through internal growth and acquisition and by taking the lead in a substantial rationalisation of its industry. We believe it has excellent prospects for continued strong performance.

The proposed acquisition comfortably satisfies all our investment criteria for strategic fit, size, price and return. Laminex is in an industry sector that Fletcher Building has been involved in for 30 years and thus understands well. We have more than NZ$300 million of turnover in directly related businesses in New Zealand through Fletcher Wood Panels and Scott Panel & Hardware, which is the sole New Zealand distributor of Laminex's Laminex and a major distributor of its Formica brands. With manufacturing in New Zealand and Australia, and with exports from both countries to the wider region, there is clearly potential for synergies to be created as the businesses are integrated.

The agreement to purchase Laminex follows an extended period of research into a number of opportunities, driven by the strategic requirement for growth and geographic diversification based on knowledge of the building industry.

Our New Zealand operations have reached an excellent level of performance and we expect this to continue in the near term. Expansion into Australia, through a substantial and high quality exposure to that country's residential and commercial building industry, will provide a further platform from which Fletcher Building can extend its performance. The Laminex acquisition may provide geographic diversification from fluctuations in the New Zealand building industry. With the acquisition of Laminex, Fletcher Building's revenues on a full year basis will be sourced approximately 70 percent from New Zealand, 25 percent from Australia and the balance from elsewhere in the region.

We have taken a patient approach with a view to identifying the right opportunity in Australia. We first became aware that there might be an opportunity to purchase Laminex in April 2002 and have since conducted extensive due diligence on the company. Our knowledge of the building industry and the Australian operating environment has been brought to bear in this process. We are confident that we have assessed the opportunity well. We are gratified that the proposed acquisition has received a favourable initial response in the equity markets of both New Zealand and Australia, which is to the immediate benefit of shareholders.

The acquisition of Laminex is important to Fletcher Building and its shareholders and as I have stated above, it has the unanimous support of your Board. I strongly encourage you to vote in favour of the proposal at the Annual Meeting.

Yours sincerely

RODERICK DEANE
Chairman

YOUR QUESTIONS ANSWERED - OVERVIEW OF THE
LAMINEX ACQUISITION

Q. WHAT ARE WE BUYING?

A. Fletcher Building's Australian subsidiary, Fletcher Building (Australia) Pty Limited, has entered into an agreement to purchase the unlisted Australian company Laminex Group Limited (Laminex). The proposed acquisition of Laminex is referred to throughout this document as the "Laminex Acquisition".

Q. WHAT DOES LAMINEX DO?

A. Laminex is Australia's leading producer, marketer and distributor of decorative laminates and decorated woodpanels for use in commercial and residential applications. It has a portfolio of market leading brands, including Laminex, Formica and Formex. Laminex is also one of the major producers of raw woodpanels in Australia which are an important input for its decorated woodpanels.

Laminex also supplies a range of associated products in Australia, including natural timber veneer panels, cabinet doors and vanity units, which complement its core product range.

Laminex has an extensive national distribution network with 43 outlets in Australia, including 30 specialised service centres. In addition, it has a number of third party distribution arrangements in Australia and in New Zealand, including Fletcher Building's Scott Panel & Hardware. Laminex is also an exporter of customised wood panel products to a network of regular customers in Asia.

Laminex has six production facilities in Australia and one in New Zealand.

Q. HOW MUCH ARE WE PAYING?

A. The initial purchase price is A$645 million (NZ$750 million*), subject to an adjustment, if necessary, for any movement in Laminex's working capital position at settlement.

In addition, if Laminex's earnings before interest, tax, depreciation and amortisation (EBITDA) for the 2003 financial year equal or exceed A$95 million, Fletcher Building will pay the vendor a further A$6 million. If Laminex's EBITDA for the 2003 financial year equals or exceeds A$98 million, Fletcher Building will also pay the vendor A$2.00 for each dollar of EBITDA above the A$98 million threshold, but only up to a maximum amount of A$14 million. Accordingly, full payment of a maximum additional A$20 million will be made only if Laminex's EBITDA equals or exceeds A$105 million in the 2003 financial year.

The pro forma financial statements on pages 23 to 30 assume that Fletcher Building will have to pay the maximum purchase price of A$665 million.

Transaction costs of approximately NZ$11 million will be incurred in relation to the acquisition of Laminex. A deposit of A$10 million has already been paid and will be refunded only if the vendor does not meet its obligations at settlement.

Q. HOW WILL FLETCHER BUILDING FUND THE ACQUISITION?

A. The acquisition will be funded initially through a combination of approximately A$544 million (NZ$632 million*) bank debt and the proceeds of the recent placement of 43,684,000 Fletcher Building ordinary shares. Those shares were placed at an issue price of NZ$2.95 each on 18 September 2002, a 5 percent premium to the previous day's closing price of NZ$2.81, and raised a total of NZ$128.9 million.

It is intended that a reissue of existing capital notes held as treasury stock and a public offer of up to NZ$150 million new capital notes will provide the company's longer term funding. Although details of the public offer are yet to be determined, it is intended that a pool of new capital notes will be set aside for subscription by existing shareholders and capital noteholders resident in New Zealand.

* Based on an exchange rate of NZ$1.00 to A$0.86.

Q. WHAT LEVEL OF GEARING WILL FLETCHER BUILDING BE SUPPORTING AFTER THE ACQUISITION?

A. Fletcher Building's gearing ratio of total net debt to total net debt plus equity was 40 percent at 30 June 2002. Capital notes are included in net debt. Based on the historical condensed pro forma financial statements at pages 24 to 31, the acquisition would increase this ratio to approximately 59 percent. Interest cover of 5.8 times EBITDA at 30 June 2002 would be reduced following the acquisition to 4.0 times, again based on the historical condensed pro forma financial statements. However, Fletcher Building is confident that the cash flows from the combined group, should enable total debt to be reduced at an acceptable rate.

Q. WHAT CONSENTS AND APPROVALS ARE REQUIRED FOR THE TRANSACTION TO PROCEED?

A. The Laminex Acquisitionis conditional upon Fletcher Building shareholder approval, by ordinary resolution, and the consent of the Australian Foreign Investment Review Board. Before completion the vendor, Amatek Investments Limited, is also required to remove from Laminex those businesses that Fletcher Building is not acquiring.

Q. HOW HAS LAMINEX PERFORMED IN RECENT YEARS?

A. Laminex has recorded strong sales and earnings growth over the past three years, through strong operational performance and the impact of acquisitions. Sales grew from A$284.1 million in the 1999 financial year to A$608.1 million in the 2002 financial year. EBITDA, excluding unusual items, increased from A$52.9 million to A$88.1 million over the same period. These results include additional sales, earnings and synergies from the acquisition of the Formica business in August 1999 and the Wesfi business in February 2001.

Laminex expects further growth in earnings to A$105 million EBITDA for the 2003 financial year, which is the level of earnings that the business must achieve in order for the maximum consideration of A$665 million to become payable

Q. WHAT ASSURANCE IS THERE THAT LAMINEX WILL CONTINUE TO PERFORM WELL?

A. No company can give firm assurances of future performance. However, the directors of Fletcher Building are confident that Laminex is well positioned, with skilled management, a strong brand portfolio and market shares in Australasia and good quality physical assets.

Q. HOW WILL FLETCHER BUILDING MANAGE THIS LARGE OFFSHORE ACTIVITY?

A. Fletcher Building will establish targets for, and be actively involved in reviewing, the performance of Laminex, in the same way that it does with its other operations and will provide support to the company's management where required. It will also determine the potential for synergies arising from the integration of Laminex with the existing operations of Fletcher Building and will implement changes to capture those synergies at the appropriate time.

The management team that has contributed to the transformation of the performance of Laminex in recent years will join Fletcher Building as part of the acquisition.

Q. WHAT DO I NEED TO DO AS A FLETCHER BUILDING SHAREHOLDER?

A. The Laminex Acquisition is important to Fletcher Building and its shareholders. You are strongly encouraged to read all of this explanatory memorandum and to vote in favour of the resolution approving the acquisition at the Annual Meeting to be held on 12 November 2002. In order to vote your Fletcher Building shares, you should follow carefully the instructions on the Voting/Proxy Form sent with the Notice of Annual Meeting.

THE LAMINEX BUSINESS

THE FOLLOWING INFORMATION HAS BEEN EXTRACTED FROM MATERIAL PROVIDED TO FLETCHER BUILDING BY LAMINEX. PRIOR TO ENTERING INTO THE SHARE SALE AGREEMENT, FLETCHER BUILDING UNDERTOOK A REVIEW OF LAMINEX BY REFERENCE TO INFORMATION PROVIDED BY AMATEK INVESTMENTS AND LAMINEX, AND PUBLICLY AVAILABLE INFORMATION. FLETCHER BUILDING IS NOT AWARE OF ANY INACCURACY IN THE FOLLOWING INFORMATION. HOWEVER, FLETCHER BUILDING IS UNABLE TO, AND DOES NOT, WARRANT THE ACCURACY OR COMPLETENESS OF THE FOLLOWING INFORMATION.

DESCRIPTION OF LAMINEX'S BUSINESS

1. Business overview

Laminex markets, distributes and produces premium decorative surfaces in Australia and New Zealand. It has a portfolio of market leading brands including Laminex, Formica and Formex. In addition, it produces raw woodpanels in Australia, which are an important input for its decorated woodpanels and allow it to market and distribute a complete range of premium and trade products to customers.

Laminex also supplies a range of associated products in Australia, including natural timber veneer panels, cabinet doors and vanity units, which complement its core product range and provide additional opportunities for growth. In addition, Laminex is an exporter of customised woodpanel products to a network of regularcustomers in Asia.

Laminex has an extensive national distribution network of 43 distribution points in Australia, including 30 Laminex Service Centres which specialise in customer service and design selection. Laminex also has a number of third party distribution arrangements and over 8,000 marketing and information displays in independent outlets. Laminex has distribution arrangements in New Zealand with independent distributors that provide valuable access to customers.

Laminex has seven production facilities in Australia and New Zealand.

                    [LAMINEX BUSINESS PROFILE GRAPHIC HERE]

2. PREMIUM DECORATIVE SURFACES

2.1 High Pressure Laminates

Laminex's Australasian high pressure laminates (HPL) operations generated approximately A$11 1 million of sales in the financial year ended 30 June 2002, representing 18 percent of Laminex's total sales. It is estimated that approximately 45 percent of Laminex's HPL is sold to the residential construction sector, approximately 30 percent is sold to the renovations sector and approximately 25 percent is sold to the commercial construction sector.

As shown below, Laminex has approximately 65 percent of the Australian and New Zealand HPL markets throughits key Laminex, Formica and Formex brands in Australia and the Laminex and Formica brands in New Zealand.

HPL - Australia                                          HPL - New Zealand
Market share by volume                                   Market share by volume
Other 35%                                                Other 35%
Laminex 47%                                              Laminex 6%
Formax 8%                                                Formica 59%
Formica 18%

    [PIE CHART]                                              [PIE CHART]
      Source:                                                  Source:
Laminex Management                                        Laminex Management
    Estimates                                                  Estimates

2.2 Colour Decorated Woodpanels

Laminex's colour decorated woodpanels operations generated approximately A$174 million of sales in the financial year ended 30 June 2002, representing 29 percent of Laminex's total sales. Laminex holds approximately 80 percent of the decorated medium density fibreboard (MDF) market (including white MDF), and approximately 45 percent of the decorated particleboard market (including white particleboard) in Australia through its Laminex, Formica and Formex brands.

Decorated MDF - Australia                            Decorated MDF - New Zealand

Market share by volume                                   Market share by volume
Other 20%                                                Other 55%
Laminex 47%                                              Laminex 20%
Formax 23%                                               Formax 4%
Formica 10%                                              Formica 21%

      Source:                                                  Source:
Laminex Management                                       Laminex Management
    Estimates                                                 Estimates
   [PIE CHART]                                               [PIE CHART]

Colour decorated MDF is skewed towards lower volume, more fashionable finishes, which are often colour co-ordinated with HPL finishes. Colour decorated particleboard is skewed towards higher volume finishes that are less dependent on colour co-ordination and is a significant component in the manufacture of commercial furniture, which uses a limited number of higher volume colours.

All of the MDF used as a substrate in Laminex's colour decorated MDF operations and 45 percent of the particleboard used as a substrate in Laminex's colour decorated particleboard operations is supplied from Laminex's own production facilities. The balance of the particleboard substrate is sourced externally.

3. TRADE WOODPANELS

Laminex's trade woodpanels products generated approximately A$159 million of sales in the financial year ended 30 June 2002, representing 26 percent of Laminex's total sales. As shown below, Laminex holds approximately 30 percent of both the Australian raw and white MDF market and the Australian raw and white particleboard market, principally through its key Laminex and Formex brands, with limited product sold under the Formica brand.

Raw and white MDF - Australia            Raw and white Particleboard - Australia

Market share by volume                                   Market share by volume
Other 70%                                                Other 70%
Laminex 18%                                              Laminex 13%
Formax 12%                                               Formax 17%

      Source:                                                   Source:
Laminex Management                                        Laminex Management
    Estimates                                                  Estimates
   [PIE CHART]                                                [PIE CHART]

Laminex produces raw and white MDF at facilities in Gympie, Queensland, and Welshpool, Western Australia. Laminex produces particleboard at its Dardanup plant in Western Australia, which supplies approximately 62 percent of Laminex's particleboard requirements, with the remaining 38 percent sourced externally.

4. ASSOCIATED PRODUCTS Laminex's associated products generated approximately A$81 million of sales in the financial year ended 30 June 2002, representing 13 percent of Laminex's total sales.

Laminex produces, markets and distributes an extensive range of products complementary to its premium decorative surfaces and trade woodpanels ranges. This suite of products is primarily distributed through Laminex's distribution network, as well as independent third party distributors.

Associated products produced, marketed or distributed by Laminex include:

- Natural timber veneer - Laminex markets natural timber veneered panels under the Laminex and Formex brands and utilises Laminex's distribution network.

- Doors - Laminex markets Laminex and Formica branded doors produced at its Ballarat door plant or sourced through third party manufacturers. The doors business is a growth initiative, which complements Laminex's other products.

- Bathroom furniture - Laminex produces flat packed and pre-assembled bathroom vanities, sold under the Living and Essence brands. These products are sold primarily through retail distributors such as Tradelink, Bunnings and Mitre 10.

- Azteque - Azteque is a non-porous solid surface product manufactured by Hanwah L&C, a Korean manufacturer. It is a hygienic material that is stain, acid and fire resistant and is used for kitchens, bathrooms and laboratory bench tops.

- Decorated HDF flooring - Decorated HDF flooring is sold under the Formica brand and comprises high-density fibreboard laminated with a wear-resistant, timber grained surface design. This is a new product positioned in the residential market and principally sold through national retailers.

- Laminated edge tape - Laminex produces flexible strips of edging product to complement its premium decorative surfaces products. The edging products are used in applications such as doors and drawers and are sold under the Laminex, Formica and Formex brands.

- Mouldings - Laminex's Craftwood range of mouldings can be used as skirtings, architraves, door jambs and window reveals.

- Accessories - Laminex sells a range of "bought in" accessories including adhesives, hinges, doorknobs and similar products.

Additionally, Laminex owns and operates Cullity Timbers, a Western Australia-based distributor of timber based products including pine timber and plywood, and general hardware products, acquired as part of the acquisition of Wesfi.

5. EXPORTS

Laminex's exports generated approximately A$83 million of sales in the financial year ended 30 June 2002, representing 14 percent of Laminex's total sales. Laminex's strategy is to be a long-term preferred supplier to its customers of woodpanel products into Asia. As shown, the major export markets for Laminex are Korea, China and Taiwan. Other markets include Japan, Indonesia, Hong Kong, the Philippines and Vietnam.

Laminex's exported products are used principally by customers in commercial applications including furniture, fan blades and partitioning.

Laminex's MDF production facility at Gympie is well located to service export markets, being close to wood supplies and port facilities.

EXPORT VOLUME BY COUNTRY(FY02)

[PLOT POINTS FOR PIE GRAPH]

Korea       46%
China       27%
Taiwan      11%
Japan        4%
Other        5%

Source: Laminex Management Estimates


EXPORT VOLUME BY PRODUCT(FY02)

[PLOT POINTS FOR PIE GRAPH]

MDF                     74%
Particleboard           20%
Decorated MDF            5%
Decorated
  Particleboard          1%

Source: Laminex Management Estimates


THE LAMINEX GROUP HAS AN EXTENSIVE
NATIONAL DISTRIBUTION NETWORK,
INCLUDING 30 LAMINEX GROUP SERVICE
CENTRES, MAJOR METROPOLITAN
DISTRIBUTION CENTRES AND SELECTED
THIRD PARTY DISTRIBUTORS, PROVIDING
IT WITH THE ABILITY TO OFFER SUPERIOR
CUSTOMER SERVICE IN BOTH METROPOLITAN
AND REGIONAL AREAS.


6. DISTRIBUTION

In Australia, Laminex has a national distribution network of 43 distribution points providing it with an important presence close to its customers in metropolitan and rural regions. Thirty of these distribution points are specialised Laminex Service Centres, which incorporate showroom facilities and provide expert assistance to customers. In addition, Laminex has a number of third party distribution arrangements and more than 8,000 marketing and information displays in independent outlets.

The seven metropolitan distribution centres are being reorganised and rationalised. This programme of rationalisation is expected to reduce the overall number of distribution facilities from 43 to 36 over the next two years. The six Cullity Timber distribution centres are located in Western Australia and distribute Laminex's decorative surfaces and woodpanels products together with a range of sawn timber and hardware products.

Supplementing the Australian distribution network is a team of approximately 200 representatives who assist architects, designers and trade customers with product specification.

In Australia, the Laminex branded product range is sold primarily through Laminex Service Centres to trade buyers (shopfitters, cabinet makers, commercial manufacturers and installers) and to do-it-yourself customers. Both Formica and Formex branded products are distributed nationally via a network of dedicated distribution centres and increasingly through the Laminex Service Centres.

In New Zealand, HPL products are distributed through appointed distributors, including Scott Panel & Hardware, an existing business within Fletcher Building.

Laminex's extensive distribution network in Australia and New Zealand enables it to provide high levels of customer service and short lead times. This, combined with its broad product offering, differentiates Laminex from its competitors, particularly in relation to trade buyers. Customers are provided with a large range of samples and information to assist them in choosing appropriate products, colours and styles.

AUSTRALIAN DISTRIBUTION NETWORK

[GRAPHIC OMITTED]


7. PRODUCTION

Laminex is unique in Australia in its breadth of production capabilities, covering both laminates and woodpanels. The geographic spread of Laminex's facilities provides operational flexibility through its ability to produce a range of products and brands.

Products are manufactured at six sites in Australia and an HPL plant at Papakura in New Zealand. The Albury bathroom vanities production facility is currently scheduled to be closed during November 2002 and its assets moved to the Ballarat production facility without any loss of combined capacity. The locations of Laminex's production facilities are shown below.

PRODUCTION FACILITIES

[GRAPHIC OMITTED]

The facilities at Cheltenham and Papakura produce Laminex's HPL, while those at Gympie and Welshpool produce MDF, decorated MDF and decorated particleboard. Dardanup and Ballarat produce decorated particleboard and decorated MDF, with Dardanup also producing raw particleboard, and Ballarat also having a separate cabinet door assembly plant. The facility at Albury in New South Wales assembles bathroom vanities.

Laminex's main raw materials and input costs are plantation thinnings and sawmill residues, resin, paper, energy, freight and purchased particleboard. It has two major wood supply contracts - a contract extending to 2014 with the Queensland Department of Primary Industries supplying the Gympie facility and a contract extending to 2025 with the State of Western Australia supplying the Dardanup and Welshpool facilities. These contracts are subject to periodic price increases or renegotiations. Laminex also sources raw materials from other long-term relationship suppliers.


8. JOINT VENTURES

Wespine

Laminex has a 50 percent interest in a softwood sawmilling operation, Wespine Industries Pty Limited (Wespine). The joint venture was established in 1992. Laminex's partner in Wespine is Bunnings Wesfarmers Limited.

The Wespine sawmill is located near the Dardanup production facility. Wespine's principal product is premium quality softwood timber that is dressed and stress graded. The principal markets for these products are the residential construction and furniture making sectors, as well as timber product wholesalers.

Wespine has a 20 year agreement with the State of Western Australia (expiring in 2012 with an option to extend for a further term of 20 years) for the supply of pine sawlogs.

Laminex's joint venture partner Bunnings Wesfarmers has advised Laminex that it is considering the disposal of its shareholding in Wespine. If this occurs, Laminex will have a right of first refusal to purchase Bunnings Wesfarmers' interest in the joint venture.

DIWA

Laminex has a 50 percent interest in a resin manufacturing joint venture, Dyno Industries (WA) Pty Limited (DIWA), which was established in 1984. Laminex's partner in DIWA is Dyno Industries A.S. of Norway. DIWA provides Laminex's Western Australian operations with a reliable supply of synthetic liquid resins for its production processes.

DIWA's plant is located near the Dardanup production facility and DIWA has an exclusive contract to supply resins to Laminex's Western Australian MDF and particleboard production facilities based there.

INDUSTRY OVERVIEW

INDUSTRY OVERVIEW

Laminex operates in the decorative surfaces and woodpanels industries in Australia, New Zealand and Asia. The decorative surfaces industry includes Laminex's high pressure laminates and decorated wood panels products described in section 2 of "The Laminex Business" above. The woodpanels industry includes Laminex's MDF and particleboard products and is described in section 3 of "The Laminex Business" above.

Australian domestic demand for decorative surfaces and woodpanels products depends largely on the levels of commercial fit-out activity, renovation activity and residential construction activity in the Australian building industry. The broader Australian building industry is discussed below. This industry overview is focused on Australia - the principal market of Laminex.

1. Australian decorative surfaces industry

Laminex's high pressure laminates and decorated woodpanels products compete in the decorative surfaces industry, which provides decorative surface finishes to the commercial (offices, hospitality, retail) and domestic (residential construction and renovations) markets. Other products in this industry include stone, reconstituted stone, timber and synthetic products.

The two primary types of laminated surfaces are HPL and low pressure melamines
(LPM), both of which are available in a wide array of colours, patterns and finishes. HPL is a high wear resistant surface which is used primarily in horizontal applications, including kitchen and commercial benchtops. It is sold in sheet form and generally applied to a woodpanel substrate by end users.

LPM is the product of treated paper applied to MDF or particleboard substrates to produce decorated woodpanels, which provide a panel with a decorative surface for lower impact vertical applications such as cupboards and doors. Decorated woodpanels are also used widely in commercial and domestic furniture manufacture.

1.1 Australian high pressure laminates

It is estimated that the HPL market is approximately 5.0 to 5.2 million m2 per annum in Australia, with relatively little variation in recent years. The HPL share of the total benchtop market in Australia is approximately 70 percent and has remained relatively stable over the past two years. This market share has been maintained through the introduction of new applications and innovative product ranges that are consistent with market trends. HPL is also used for a number of commercial applications such as shop counters and table tops.

Laminex is the only producer of HPL in both Australia and New Zealand, with production located at its Cheltenham, Victoria, facility and its Papakura, New Zealand, facility. Several parties import HPL products into Australia and New Zealand.

1.2 Australian decorated woodpanels

In Australia, decorated MDF consumption is estimated to be approximately 120,000 m3 per annum, representing approximately 30 percent of total Australian MDF consumption, and decorated particleboard consumption is estimated to be approximately 470,000 m3 per annum, representing approximately 50 percent of total Australian particleboard consumption.

Decorated woodpanels are relatively cost effective products that offer a wide variety of colours, patterns and finishes. There are few significant competitive products to colour decorated woodpanels apart from timber veneer products. Timber veneer products are also produced by Laminex.

Of the Australian decorated woodpanels producers, Laminex has the broadest range of colours, patterns and finishes, based on offering a complementary range with its HPL products. At present, there is little penetration into Australia by imported decorated woodpanels products due to an efficient local industry and relatively high transport costs.

2. Australian woodpanels industry

The Australian woodpanels industry comprises primarily MDF and particleboard, which are used as substrates for decorated woodpanels products and are also used in raw form. Competing timber products include solid timber, plywood and masonite, which are not produced by Laminex.

In the last three years there has been a consolidation of ownership in the Australian woodpanels industry resulting in a smaller number of participants and a more balanced industry structure. Laminex has emerged as one of two leading industry participants.

2.1 Australian MDF industry

In recent years there has been substantial reorganisation of MDF production in Australia resulting in a more efficient utilisation of capacity. Production in 2001 was estimated at approximately 700,000 m3 per annum. Many facilities within the industry, including Laminex's facilities, are operating at full capacity, with some industry participants structured primarily to service export markets.

MDF consumption has grown at approximately 5.5 percent per annum over the past 10 years, indicating that MDF is continuing to expand its markets through the displacement of other products and the introduction of new applications, such as the introduction of MDF as a substitute for solid timber and moulded products. This trend in part reflects the declining supply and increasing price of hardwood products.

Production and consumption of MDF in Asia has recovered strongly following the Asian financial crisis in 1998. Laminex understands that increased consumption in the Pacific Rim is independently forecast to lead to an expected undersupply by 2006. Australian export volumes have been assisted by the perceived superior quality of the Australian product as compared to product made in Asia from other timbers such as rubber wood.

It is estimated that, in volume terms, Laminex accounted for approximately 40 percent of Australia's MDF exports in the financial year ended 30 June 2002.

AUSTRALIAN MDF CONSUMPTION

[LINE GRAPH OMITTED]


AUSTRALIAN IMPORTS AND EXPORTS OF MDF

[LINE GRAPH OMITTED]

2.2 Australian particleboard industry

Following substantial reorganisation of the Australian particleboard industry in recent years, estimated production capacity is approximately 950,000 m3 per annum, and producers are currently operating at close to full capacity.

Demand for particleboard has been relatively stable over recent years, with particleboard consumption growing at approximately 3 percent per annum over the past 10 years. Particleboard consumption has continued to increase as consumers have found that it has particular quality advantages such as weight, price and suitability for selected applications such as cabinetry and flooring.

Fletcher Building is the major exporter of particleboard to Australia.

AUSTRALIAN PARTICLEBOARD CONSUMPTION

[LINE GRAPH OMITTED]


AUSTRALIAN IMPORTS AND EXPORTS OF PARTICLEBOARD

[LINE GRAPH OMITTED]

3. Australian building industry

The demand for decorative surfaces and woodpanels products depends largely on the levels of commercial construction activity, residential construction activity and renovations activity in the Australian building industry.

These sectors are strongly influenced by economic growth, consumer and business confidence, labour market conditions, demographic factors, and factors affecting housing affordability such as interest rates, income growth, housing prices and rental vacancy rates.

3.1 Commercial construction

Approximately 32 percent of Laminex's sales in the financial year ended 30 June 2002 are estimated to have been to the commercial construction sector, including office, retail and warehouse fit-outs.

Demand in the commercial construction sector tends to be more variable than the residential construction sector quarter by quarter, but cycles are typically longer in duration. The sector is driven by a number of factors such as economic growth and investment, retail and hospitality expenditures, employment levels, income growth and business sentiment.

3.2 Residential construction

Approximately 21 percent of Laminex's sales in the financial year ended 30 June 2002 are estimated to have been to the residential construction sector. The residential construction sector includes construction of all residential dwellings, including detached houses, multiple family dwellings, medium and high density housing and conversions of commercial premises.

Historically, the residential construction sector has been the most predictable area of construction spending quarter by quarter due to the large number of smaller projects at any one time, but cycles are typically shorter in duration than commercial construction cycles.

Residential construction activity has been affected by tax changes over recent years. The Australian building industry experienced a significant increase in activity prior to the introduction of Goods and Services Tax on 1 July 2000. This resulted in a "pull forward" in the level of residential building commencements in order to avoid the impact of GST. Following the introduction of GST, residential construction activity fell sharply. Total dwelling commencements fell by 33 percent to 1 14,900 in the financial year ended 30 June 2001 following the pull forward in demand in the previous financial year.

The introduction by the Australian Federal Government of the First Home Owners' Grant, state government stamp duty concessions and historically low interest rates have improved housing affordability, contributing to the subsequent recovery in residential construction activity.

The chart below shows the near term outlook and the cyclical nature of the residential construction sector, supported by an underlying growth trend.

RESIDENTIAL WORK COMMENCED

[LINE GRAPH OMITTED]

3.3 Renovations

Approximately 33 percent of Laminex's sales in the financial year ended 30 June 2002 are estimated to have been in the renovations sector. As shown below, the renovations sector does not exhibit the volatility of other sectors within the Australian building industry. However, activity levels were affected by the introduction of GST, with a pull forward in the financial year ended 30 June 2000 followed by a downturn in the financial year ended 30 June 2001. Subsequently, activity levels have rebounded, consistent with the long-term trend of an increase in activity.

RENOVATIONS WORK COMMENCED

[LINE GRAPH OMITTED]

WHAT THE ACQUISITION MEANS FOR FLETCHER BUILDING

Since the separation from the Fletcher Challenge Group in 2001, Fletcher Building has made significant progress in reorganising its operations and management structures leading to a much improved financial performance for the 2002 financial year. The acquisition of Laminex is a major step forward for the company as a standalone listed entity and it will have a substantial impact on the company's size, structure and profile.

Size and scope of the proposed acquisition

Following the acquisition, the company's total assets will increase to approximately NZ$2.4 billion. Because the acquisition of Laminex will increase the size of the company to this extent, the New Zealand Stock Exchange listing rules require shareholder approval for the transaction to proceed.

As mentioned previously, the acquisition meets Fletcher Building's investment criteria for strategic fit, size, price and return. Laminex's revenues will be sourced primarily from Australia and will represent a significant proportion of Fletcher Building's total revenues. This geographical diversification may also provide a hedge against fluctuations in the New Zealand building industry which, historically, has tended to be more volatile than that of Australia.

Fletcher Building is now included on the NZSE 10 Index, a market capitalisation index which tracks the market performance of the largest 10 New Zealand listed companies. Remaining in the NZSE 10 Index will ultimately depend upon the company's share price and liquidity. The inclusion in this index and the company's increased exposure to the Australian economy are expected to attract greater interest in Fletcher Building from Australasian investors.


FINANCIAL IMPLICATIONS
Laminex has recorded strong and consistent sales and earnings growth over the past three years. EBITDA before unusual items has increased from A$52.9 million in the financial year ended 30 June 1999 to A$88.1 million in the financial year ended 30 June 2002.

The full purchase price of A$665 million which Fletcher Building may pay is based, and dependent, upon Laminex continuing its historical earnings growth trend by achieving a further lift in EBITDA to A$105 million for the financial year ending 30 June 2003. If Laminex's EBITDA for the 2003 financial year is less than A$95 million, the full purchase price will be A$645 million. Improvement in Laminex's earnings during the 2003 financial year is expected to be driven by the following factors:

o The full impact of synergies from the integration of Wesfi, the wood panels manufacturer acquired by Laminex in 2001;

o A full 12 month benefit of price increases across the majority of Laminex's products introduced in December 2001;

o An incremental revenue increase from the already advised price increase across the majority of Laminex's products to be implemented in November 2002; and

o Continuing strength in the commercial building and residential renovations sectors, which is expected to more than offset the anticipated slowdown in residential construction in Australia.

Additional benefits are expected to be achieved over time, including synergies from the integration of Laminex with Fletcher Building's existing wood panels business, a firming in MDF export prices over the medium term and exposure to the Australian economy which has experienced a higher rate of growth than New Zealand's.

Set out in the section headed "Condensed Unaudited Pro forma Financial Statements" are pro forma financial statements providing a retrospective illustration of Fletcher Building's accounts as at 30 June 2002 showing the impact as if Laminex had been acquired a year earlier.

Fletcher Building will take on additional debt, including capital notes, to partially fund the acquisition of Laminex. The level of debt is still considered by the Board to be reasonable in the short to medium term.

LAMINEX MANAGEMENT

The existing management team will continue at Laminex under the leadership of John Nolan the former CEO of Laminex's parent company Amatek Investments. However, Fletcher Building will be actively involved in setting performance targets and monitoring performance in the same way that it does with its existing

New Zealand businesses.

ADDITIONAL RISK FACTORS

As a major New Zealand manufacturer of building products, Fletcher Building is familiar with the risks inherent in a business such as Laminex. The cyclical nature of the markets, reliance upon raw material supply and pricing, competition from other producers and exposure to international exchange rates are all risks that will apply to the Laminex business in the same way that they do to many of Fletcher Building's existing operations.

A particular risk with a manufacturing business such as Laminex is that of damage to the environment. While substantial due diligence has been undertaken in considering the acquisition, including a review of independent environmental assessments of Laminex's key sites, there will always be a risk of environmental liability. To mitigate this risk Fletcher Building has a obtained a limited indemnity from the vendor of Laminex. However, there is a risk that the indemnity will not be sufficient in the event of a major environmental issue arising.

Similarly, the risk of liability for manufacturing a product that, in time, proves to be defective is inherent in a business such as Laminex. As is the case with many of Fletcher Building's existing businesses, the manufacturing of wood panels and the use of heavy machinery are dangerous activities. While Fletcher Building has no reason to believe that Laminex has operated other than in accordance with relevant occupational health and safety requirements, there remains a risk of exposure to claims for damage to employees and third parties.

CONDENSED UNAUDITED PRO FORMA FINANCIAL STATEMENTS

On 18 September 2002 Fletcher Building announced that it would buy Laminex for A$645 million (NZ$750 million), plus a A$20 million (NZ$23 million) payment contingent on performance. An adjustment to the purchase price may also be made at settlement, depending upon the extent of any movement in Laminex's working capital position. The transaction is to be funded through a mixture of bank debt, capital notes and an equity placement of 43.7 million shares.

The condensed unaudited pro forma financial statements have been prepared from the 30 June 2002 financial statements of Fletcher Building and Laminex. Their purpose is to provide shareholders with information about the impact of the proposed transaction using historical information and should not be regarded as indicating future performance. The condensed unaudited pro forma statements of financial performance and cash flows have been prepared as if the transaction had taken place on 1 July 2001. The condensed unaudited pro forma statement of financial position has been prepared as if the transaction had taken place on 30 June 2002. The pro forma financial statements must be read in conjunction with the underlying assumptions as described on pages 28 to 30.

The following assumptions have been made:

o Acquisition of 100 percent of the share capital of Laminex for A$654 million (NZ$761 million) including estimated transaction costs of A$9 million (NZ$11 million). A further payment of A$20 million is contingent upon the performance of Laminex for the year ended 30 June 2003 and is accounted for as a separate non-current liability.

o Placement of 43.7 million new Fletcher Building shares to institutional investors for NZ$129 million.

o   Issue of NZ$150 million of new capital notes.

o   Borrowing of NZ$482 million from new longer term debt facilities.

o Acquisition-related goodwill of NZ$75 million is charged to the statement of financial performance on a straight line basis over a period of 20 years i.e. NZ$4 million per annum.

o Trade names have been recognised at their expected fair value of NZ$144 million and, as allowed by New Zealand GAAP, have not been amortised, but will be subject to an annual test for any impairment. No impairment is anticipated.

o   Fixed assets have been recognised at their fair value of NZ$324 million.

The pro forma adjustments are based upon currently available information and certain estimates and assumptions. The actual transaction may differ from the pro forma adjustments. The condensed unaudited pro forma financial statements presented are not necessarily indicative of the financial performance, financial position or cash flows that would have occurred had the transactions actually taken place on the dates specified or that may be expected to occur in the future.

The condensed unaudited pro forma financial statements included in this explanatory memorandum do not purport to be in compliance with Article 1 1 of Regulation S-X of the Rules and Regulations of the U.S. Securities and Exchange Commission, nor do they comply with generally accepted accounting practice
(GAAP) in the U.S.

PRO FORMA STATEMENT OF FINANCIAL PERFORMANCE
FOR THE YEAR ENDED 30 JUNE 2002


                                   FLETCHER                           PRO FORMA          PRO FORMA
                                   BUILDING            LAMINEX        ADJUSTMENTS        FLETCHER
                                    GROUP                                                BUILDING
NZ$ MILLIONS                       (NOTE 1)            (NOTE 2)        (NOTE 2)           GROUP

-------------------------------------------------------------------------------------------------------
Trading sales                      2,955                742                     -          3,697
Equity earnings                       11                  5                     -             16
-------------------------------------------------------------------------------------------------------
Operating revenue                  2,966                747                     -          3,713
-------------------------------------------------------------------------------------------------------

Operating earnings before
depreciation, amortisation
and unusual items                    294                107                     -            401

Depreciation                         (82)               (34)                    -           (116)

Amortisation                          (7)                (1)                   (4)           (12)

Amortisation of goodwill of
associate                              -                 (2)                    -             (2)

Unusual terms                          5                 (5)                    -              -
-------------------------------------------------------------------------------------------------------
Operating earnings                   210                 65                    (4)           271

Interest debt                        (29)                 -                   (37)           (66)

Interest capital notes               (22)                 -                   (13)           (35)
=======================================================================================================
Funding costs                        (51)                 -                   (50)          (101)
-------------------------------------------------------------------------------------------------------
Earnings before tax                  159                 65                   (54)           170

Taxation expense                     (54)               (22)                   15            (61)
-------------------------------------------------------------------------------------------------------
Earnings after taxation              105                 43                   (39)           109
Minority interest                    (12)                 -                     -            (12)
-------------------------------------------------------------------------------------------------------
NET EARNINGS                          93                 43                   (39)            97
=======================================================================================================

PRO FORMA STATEMENT OF FINANCIAL POSITION

AS AT 30 JUNE 2002

                              FLETCHER                      PRO FORMA      PRO FORMA
                              BUILDING       LAMINEX      ADJUSTMENTS       FLETCHER
                                 GROUP                                      BUILDING
NZ$ MILLIONS                  (NOTE 1)      (NOTE 2)         (NOTE 2)          GROUP
------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and liquid deposits          59            33                -             92
  Stocks                           318           123                -            441
  Debtors                          410           116                -            526
  Contracts                        (86)            -                -            (86)
====================================================================================
Total current assets               701           272                -            973
Non current assets:
  Fixed assets                     666           254               70            990
  Goodwill                           3            28               75            106
  Intangible assets                  -            37              107            144
  Investments                       72            53                -            125
  Provision for deferred taxation   96            17                -            113
------------------------------------------------------------------------------------
Total non current assets           837           389              252          1,478
------------------------------------------------------------------------------------
TOTAL ASSETS                     1,538           661              252          2,451
====================================================================================
LIABILITIES
Current liabilities:
  Short term loans                   3             3               (3)             3
  Accruals and provisions          101            19                -            120
  Creditors                        401            73                -            474
  Provision for current taxation   (12)            5                -             (7)
  Capital notes                     53             -                -             53
====================================================================================
Total current liabilities          546           100               (3)           643
Non current liabilities:
  Capital notes                    177             -              150            327
  Provisions                         -            10                -             10
  Provision for deferred taxation    -            22                -             22
  Advances from related entities     -           510             (510)             -
  Purchase consideration             -             -               23             23
  Term debt                        224             -              482            706
====================================================================================
Total non current liabilities      401           542              145          1,088
====================================================================================
TOTAL LIABILITIES                  947           642              142          1,731
====================================================================================
EQUITY
Reported capital                   455             -              129            584
Reserves                           109             -                -            109
Owners divisional equity             -            19              (19)             -
====================================================================================
Shareholders funds                 564            19              110            693
Minority equity                     27             -                -             27
====================================================================================
TOTAL EQUITY                       591            19              110            720
====================================================================================
TOTAL LIABILITIES AND EQUITY     1,538           661              252          2,451
====================================================================================

PRO FORMA STATEMENT OF CASH FLOWS
for the year ended 30 June 2002

                                        FLETCHER                           PRO FORMA           PRO FORMA
                                        BUILDING       LAMINEX            ADJUSTMENTS           FLETCHER
                                        GROUP                                                   BUILDING
NZ$ MILLIONS                            (NOTE 1)       (NOTE 2)            (NOTE 2)             GROUP
--------------------------------------------------------------------------------------------------------
Cash flow from operating activities
  Receipts from customers                  2,972           798                   --                3,770
  Dividends received                          12             8                   --                   20
  Interest received                            2            --                   --                    2
========================================================================================================
Total received                             2,986           806                   --                3,792
  Payments to suppliers, employees
    and other                              2,723           702                   --                3,425
  Interest paid                               53            --                   50                  103
  Income tax paid                             23            --                    6                   29
========================================================================================================
Total applied                              2,799           702                   56                3,557
--------------------------------------------------------------------------------------------------------
NET CASH FROM OPERATING ACTIVITIES           187           104                  (56)                 235
Cash flow from investing activities
  Sale of fixed assets                        12             7                   --                   19
  Sale of investments                         42            --                   --                   42
--------------------------------------------------------------------------------------------------------
Total received                                54             7                   --                   61
  Purchase of fixed assets                    50            24                   --                   74
  Purchase of investments                      1            --                  761                  762
  Net debt in subsidiaries acquired           14            --                   --                   14
--------------------------------------------------------------------------------------------------------
Total applied                                 65            24                  761                  850
========================================================================================================
NET CASH FROM INVESTING ACTIVITIES           (11)          (17)                (761)                (789)
Cash flow from financing activities
  Drawdown of debt                            --            --                  482                  482
  Issue of shares                             --            --                  129                  129
  Issue of capital notes                      --            --                  150                  150
--------------------------------------------------------------------------------------------------------
Total received                                --            --                  761                  761
  Purchase of capital notes                   20            --                   --                   20
  Advances to related entities                --            66                  (66)                  --
  Net debt settlement                        179            --                   63                  242
  Distribution to minority shareholders       14            --                   --                   14
  Dividends to shareholders                   32            --                    6                   38
--------------------------------------------------------------------------------------------------------
Total applied                                245            66                    3                  314
========================================================================================================
NET CASH FROM FINANCING ACTIVITIES          (245)          (66)                 758                  447
--------------------------------------------------------------------------------------------------------
Net movement in cash held                    (69)           21                  (59)                (107)
Add opening cash and liquid deposits         132            13                   --                  145
Effect of exchange rate changes on
  net cash                                    (4)           (1)                   3                   (2)
========================================================================================================
CLOSING CASH AND LIQUID DEPOSITS              59            33                  (56)                  36
--------------------------------------------------------------------------------------------------------

NOTES TO THE CONDENSED UNAUDITED PRO FORMA
FINANCIAL STATEMENTS

1 BASIS OF PRESENTATION

The condensed unaudited pro forma financial statements of Fletcher Building are presented in New Zealand dollars (NZ$) and have been prepared in accordance with the accounting policies of Fletcher Building and generally accepted accounting practice (GAAP) in New Zealand.

2 ACQUISITION OF LAMINEX

Background information

Fletcher Building has announced that it reached agreement with Amatek Investments to acquire 100 percent of the share capital of Laminex for A$645 million (NZ$750 million).

Under the terms of the transaction Fletcher Building may be required to make an additional payment of up to A$20 million (NZ$23 million) contingent on Laminex's earnings before interest, tax, depreciation and amortisation (EBITDA) for the year ending 30 June 2003. Full payment of the additional A$20 million consideration will be required if EBITDA equals or exceeds A$105 million (NZ$122 million). Fletcher Building considers that it is likely that this payment will be made and therefore the amount of NZ$23 million has been included within non current liabilities and goodwill in the pro forma statement of financial position, and has been amortised in the pro forma statement of financial performance. The payment of the contingent consideration will have no effect on the pro forma statement of cash flows for the year ended 30 June 2002.

An additional payment may also be required for movements in Laminex's working capital. This would affect the fair value of the assets and liabilities recognised in the pro forma statement of financial position, however this cannot be estimated with reliability.

Direct costs of A$9 million (NZ$1 1 million) related to the purchase of Laminex have been capitalised as part of the cost of acquisition.

Fletcher Building has estimated the fair value of certain assets and trading liabilities acquired as part of the proposed Laminex Acquisition. Actual results could differ from these estimates. Resulting fair value adjustments incorporated into the pro forma financial statements are described in note 3.

Laminex's financial statements

A NZ$/A$ exchange rate of $1.00 to $0.86 has been applied to the pro forma adjustments and Laminex financial information in the pro forma statement of financial position. A NZ$/A$ exchange rate of $1.00 to $0.82 (being the average for the 12 months to 30 June 2002) has been applied to the pro forma adjustments and Laminex financial information in the pro forma statements of financial performance and cash flows.

Existing goodwill of NZ$28 million held separately in intangibles in Laminex's statement of financial position has been reclassified to goodwill in the pro forma statement of financial position.

Investments of NZ$53 million for Laminex represent its interest in associates and include goodwill of NZ$40 million.

3 PRO FORMA ADJUSTMENTS

a) Funding

Equity placement

Fletcher Building has raised NZ$129 million of new equity through the placement of 43.7 million ordinary shares with investors on 18 September 2002. The placement proceeds were received on 26 September 2002.

Capital notes issue

Fletcher Building expects to raise NZ$150 million through the issue of new capital notes. An interest rate of 8.5 percent has been assumed in the pro forma statement of financial performance.

External debt

Fletcher Building expects to raise NZ$482 million of long term debt through external funding. An interest rate of 7.25 percent has been assumed in the pro forma statement of financial performance. The pro forma statement of cash flows assumes NZ$63 million of long term debt repayment in the period to 30 June 2002.

Interest costs

Interest on the new debt and capital notes of NZ$37 million and NZ$13 million respectively has been charged in the pro forma statement of financial performance. A tax benefit of NZ$15 million has been recognised in relation to these interest costs at the Australian tax rate of 30 percent.

Dividends

Dividends at 14 cents per share on the new equity placement amounting to NZ$6 million have been recorded in the pro forma statement of cash flows.

b) Fair value adjustments

As part of the acquisition of Laminex adjustments have been made to certain asset categories in order to reflect their fair value as at acquisition date. There may be additional fair value adjustments required at settlement date beyond those detailed below. The items adjusted are as follows:

i) Trade names

Brand names owned by Laminex have been recognised at their fair value of NZ$144 million. This represents an increase of NZ$107 million from the previous carrying amount of NZ$37 million. This upward valuation is based upon an independent valuation prepared for Laminex by Grant Samuel & Associates dated 2 July 2002.

ii) Fixed assets

Fixed assets have been recognised at their fair value of NZ$324 million. This represents an increase in the carrying amount of NZ$12 million in regard to land and buildings and NZ$58 million in regard to plant and machinery. The upward valuation of land and buildings is based on a revaluation performed by Laminex. The upward valuation of plant and machinery has been made based upon Fletcher Building management's best estimate of the likely fair value adjustment to plant and machinery, which is expected to be confirmed by independent valuation.

The assumed useful economic life of these assets have been extended to reflect Fletcher Building management's best estimate thereof, and as such this upward revaluation has had no impact on the pro forma statement of financial performance.

The tax balances in the pro forma financial statements have been calculated on the assumption that the depreciation on the uplift in fixed asset values is allowable for tax purposes.

c) Other pro forma adjustments

i) Acquisition-related goodwill of NZ$52 million has been recorded in the pro forma statement of financial position arising from the consolidation of the fair value of Laminex as described above. In addition an amount of NZ$23 million has been recognised to allow for the contingent consideration. Amortisation of NZ$4 million has been charged in the pro forma statement of financial performance relating to this goodwill. This is in addition to the existing goodwill amortisation charged by Laminex of NZ$1 million.

ii) Under the terms of the transaction all external and related party debt of Laminex as shown in the pro forma statement of financial position as at 30 June 2002 will be repaid, and has therefore been reversed in the pro forma adjustments.

4 PRO FORMA STATEMENTS OF FINANCIAL PERFORMANCE AND CASH FLOWS

The pro forma statements of financial performance and cash flows include the interest expense of NZ$13 million incurred on the additional capital notes and the term debt borrowings of NZ$37 million. Laminex's historical financial statements did not reflect any interest cost on its related party debt.

5 UNUSUAL ITEMS

The following items have been disclosed as unusual items in the statement of financial performance:

Laminex

o Gain on disposal of plant and equipment from the closed MDF manufacturing facility at Wagga, NSW, of NZ$0.3 million;

o   Wesfi integration costs of NZ$4.3 million; and

o   Brand rationalisation and merchandising costs of NZ$1.4 million.

Fletcher Building

o   Impairment of overseas concrete operations of NZ$11 million;

o Gain on sale of Varnsdorf Pty Limited of NZ$14 million, gain on sale of Lunn Avenue quarry of NZ$6 million and a loss of NZ$8 million on disposal of construction activities in Australia; and

o   PlaceMakers joint ventures additional three months income of NZ$4 million.

6 SYNERGIES

It is anticipated that synergies will arise from the proposed transaction. However these have not been reflected in the pro forma financial statements.

7 INFORMATION FOR U.S. SHAREHOLDERS

The condensed unaudited pro forma financial statements included in this Explanatory Memorandum do not purport to be in compliance with Article 11 of Regulation S-X of the Rules and Regulations of the U.S. Securities and Exchange Commission, nor do they comply with U.S. GAAP.

[PRICEWATERHOUSECOOPERS LETTERHEAD]



The Directors
Fletcher Building Group
Private Bog 92114
AUCKLAND

18 October 2002



Dear Directors


INDEPENDENT ACCOUNTANT'S REPORT FOR INCLUSION IN THE EXPLANATORY MEMORANDUM

We have prepared this report for inclusion in an Explanatory Memorandum to be issued October 2002.


DIRECTORS' RESPONSIBILITIES

The Directors of Fletcher Building Limited ("the Company") are responsible for the preparation and presentation of the condensed unaudited pro forma financial statements of the Company for the year ending 30 June 2002.


INDEPENDENT ACCOUNTANT'S RESPONSIBILITIES

We are responsible for expressing an independent opinion on the compilation of the condensed unaudited pro forma financial statements of the Company for the year ending 30 June 2002. The financial statements of the Company for the year ended 30 June 2002 have been audited by KPMG. The financial statements of the Laminex Group Limited for the year ended 30 June 2002 have been audited by Ernst & Young.


BASIS OF OPINION ON THE UNAUDITED PRO FORMA FINANCIAL STATEMENTS

To meet our reporting responsibilities we have examined the condensed unaudited pro forma financial statements for the year ending 30 June 2002 to confirm that, so far as the accounting policies and calculations are concerned, the condensed unaudited pro forma financial statements have been properly compiled on the footing of the assumptions made or adopted by the Directors as set out on pages 29 to 30 of this Explanatory Memorandum and are presented on a basis consistent with the accounting policies normally adopted by the Company.


UNQUALIFIED OPINION ON THE CONDENSED UNAUDITED PRO FORMA FINANCIAL STATEMENTS

In our opinion, the condensed unaudited pro forma financial statements for the year ending 30 June 2002 on pages 24 to 27 so far as the accounting policies and calculations are concerned, have been properly compiled on the footing of the assumptions made or adopted by the Directors of the Company as set out on pages 29 to 30 of this Explanatory Memorandum and are presented on a basis consistent with the accounting policies normally adopted by the Company.

Yours faithfully


/s/ Pricewaterhousecoopers

Chartered Accountants
Auckland

GLOSSARY

The following terms have the following meanings when used in this Explanatory
Memorandum:

"Amatek Investments" means Amatek Investments Limited, the vendor of Laminex Group Limited;

"Annual Meeting" means the 2002 annual meeting of Fletcher Building shareholders to be held on 12 November 2002, and any adjournments or postponements thereof;

"ASX" means the Australian Stock Exchange Limited;

"A$" or "AUD" means Australian dollars;

"Board" means the board of directors of Fletcher Building;

"Explanatory Memorandum" means this explanatory memorandum which forms part of and accompanies the Notice of Annual Meeting;

"Fletcher Building" or the "company" means Fletcher Building Limited, and includes any wholly-owned subsidiary of Fletcher Building Limited, as appropriate;

"Fletcher Building Australia" means Fletcher Building (Australia) Pty Limited, a wholly-owned subsidiary of Fletcher Building;

"Laminex Acquisition" means the acquisition of Laminex Group Limited by Fletcher Building (Australia) Pty Limited pursuant to the Share Sale Agreement;

"Laminex" means Laminex Group Limited , and includes any wholly-owned subsidiary of Laminex Group Limited, as appropriate;

"Notice of Annual Meeting" means the notice of annual meeting and explanatory memorandum issued by Fletcher Building for the purpose of calling the Annual Meeting;

"NZ$" or "NZD" means New Zealand dollars;

"NZSE" means the New Zealand Stock Exchange; and

"Share Sale Agreement" means the share sale agreement dated 18 September 2002 between Amatek

Investments Limited, Fletcher Building (Australia) Pty Limited, Amatek Holdings Limited and Fletcher Building Holdings Limited and Fletcher Building Limited.